

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

via U.S. mail and facsimile to (949) 595-5532

Mr. Peter J. Moerbeek, Executive Vice President, Chief Financial Officer and Director
Primoris Services Corporation
26000 Commercentre Drive
Lake Forest, CA 92630

> **RE:** **Primoris Services Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 1-34145**

Dear Mr. Moerbeek:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief